This whitepaper is being submitted to help shareholders make a wise decision regarding this year’s annual meeting. It is imperative that the board of directors consider the risks of publicly embracing a stakeholder approach to corporate governance as opposed to shareholder capitalism. The paper outlines the severe risks to shareholders that come when companies become politicized and embrace divisive social causes at the expense of an exclusive focus on the pecuniary interests of shareholders. If the board and management are to merit the confidence of shareholders, they must assert in word and in deed the primacy of shareholders and leave politics to the politicians.

Corporate Political Activism and Shareholder Value: The Examples of Bud Light, Disney and Target

Introduction

Corporate political activism is the phenomenon of corporations taking public positions on controversial political and social issues, such as fossil fuel divestment, abortion and “present-day race, sex and orientation discrimination and illegal immigration. Corporate political activism can take various forms, such as issuing statements, signing petitions, making donations, endorsing candidates, joining coalitions, launching campaigns, or boycotting events. More aggressive tactics include denying products or services based on a customer’s religious or political views or participation in a disfavored industry. Corporate political activism can be motivated by various factors, such as assertions about social responsibility, or it can simply be a matter of surrendering to pressure from narrow but well-organized interest groups or CEO virtue-signaling in a quest for legacy.

Corporate political activism has become more prevalent and prominent in recent years, especially in the United States, where the political landscape has become more polarized and contentious.

•Corporate Activism: A survey by Brunswick Group reveals a major disconnect between corporate executives and voters on the role of companies in speaking out on social issues.

•Executives vs Voters: Most executives (63%) think companies should speak out on social issues, while most voters (64%) think they should not. Executives also overestimate the effectiveness and sincerity of their communications and have different priorities than voters on the most important issues.

•The Talking Trap: Brunswick Group warns that increased engagement from corporations on social issues can backfire and damage their reputation, as the public perceives them as inauthentic and self-serving.

•Corporate political activism also entails significant risks and challenges, especially from shareholders, who may not share the same views or values as the corporations they invest in. Corporate political activism can alienate and antagonize customers, employees, investors, regulators, or competitors who disagree with or oppose the corporate stance. Corporate political activism can also expose corporations to legal, regulatory, or reputational repercussions, such as lawsuits, boycotts, protests, or sanctions. Furthermore, corporate political activism can distract corporations from their core business activities and objectives and divert resources and attention from more pressing or profitable matters.

In this paper, we will examine three recent case studies that show the unexamined pitfalls of corporate political activism from a shareholder perspective and analyze the impact of corporate political activism on shareholder value. We will also discuss some best practices and recommendations for corporations and shareholders to navigate the complex and dynamic terrain of corporate political activism. We will use three case studies of prominent corporations that have engaged in corporate political activism in recent years: Bud Light InBev, Target, and Disney.

Pitfalls of Corporate Political Activism

Corporate political activism can also entail significant costs and challenges for corporations and shareholders. Some of the main disadvantages are:

•Alienated and antagonized stakeholders: Corporate political activism can alienate and antagonize customers, employees, investors, regulators, or competitors who disagree with or oppose the corporate stance. By taking a stand on the political and social issues that are divisive and controversial, corporations can offend and upset the stakeholders who have different views or values, and lose their support and patronage. Corporate political activism can also create or exacerbate conflicts and tensions among the stakeholders and damage the relationships and cooperation among them.

•Legal, regulatory, or reputational repercussions: Corporate political activism can expose corporations to legal, regulatory, or reputational repercussions, such as lawsuits, boycotts, protests, or sanctions. By taking a stand on the political and social issues that are sensitive and contentious, corporations can violate or challenge the laws, rules, or norms that govern their business and stakeholders, and face legal or regulatory actions or penalties. Corporate political activism can also attract negative media attention and public scrutiny, and harm the image and reputation of the corporation and its brand. For example, BlackRock recently disclosed that continuing to promote ESG exposes it to significant reputational risk.

•Distracted and diverted resources and attention: Corporate political activism can distract and divert the resources and attention of corporations from their core business activities and objectives and reduce their efficiency and profitability. By taking a stand on the political and social issues that are peripheral or irrelevant to their business and stakeholders, corporations can waste time, money, and energy that could be better spent on more pressing or profitable matters. Corporate political activism can also create or increase the complexity and uncertainty of the business environment and make it harder for corporations to plan and execute their strategies and operations.

Impact of Corporate Political Activism on Shareholder Value

The impact of corporate political activism on shareholder value is not clear-cut or straightforward, as it depends on various factors, such as the nature, scope, and timing of the corporate political stance, the characteristics, preferences, and reactions of the stakeholders, and the context, dynamics, and outcomes of the political and social issues. Moreover, the impact of corporate political activism on shareholder value may vary over time, as the short-term costs and benefits may differ from the long-term costs and benefits. But as our case studies show, companies suffer when they take divisive stances on contentious political and social issues because they alienate large portions of their stakeholders.

Case Studies of Corporate Political Activism

In recent years, many corporations have taken stances on political and social issues, such as questions of sex, gender, education, civil rights and discrimination law (or present-day discrimination), election integrity and appropriate energy sources and use. While some consumers and stakeholders applaud these actions as signs of corporate social responsibility and authenticity, others criticize them as examples of “woke capitalism” and “corporate tyranny”. Each position taken on each of these issues pleases some relevant parties (“stakeholders”) but displeases others, and the taking of any positions at all generates concerns about a company’s dedication to its fiduciary responsibilities and commitment to its core business functions while creating pressure on the company to adopt the personal policy preferences of other relevant parties on other political and social issues. In this paper, I will examine the negative consequences of corporate political activism on controversial issues, using Bud Light InBev, Target, and Disney as examples.

InBev is one of the world’s largest beer producers, with brands such as Budweiser, Stella Artois, and Corona. In May 2023, the company faced a backlash from conservative groups and customers after it sent a promotional can of Bud Light to Dylan Mulvaney, a transgender social media influencer, for a series of content from Mulvaney. The cans featured Mulvaney’s face, the words “Be Proud,” and a rainbow flag, in celebration of Pride Month and Mulvaney’s self-professed first year of womanhood. The gesture sparked a boycott campaign led by singer Kid Rock, who accused the company of “pushing the LGBT agenda down our throats”. As a result, Bud Light sales plummeted by 26% and the company put two executives on leave.

Target is one of the largest retailers in the US, with over 1,900 stores and 350,000 employees. The company has been vocal about politicizing minors by selling “tuck-friendly” swimwear for girls, working with satanist designers to push activist messages in their children’s clothing, and allowing biological men to use women’s bathrooms. Conservative groups and customers accused the company of sexualizing and endangering their children to promote a radical political agenda. Some customers have confronted workers and knocked over displays of LGBTQ+ products, while others have launched boycotts and protests outside Target stores.

Disney is one of the most influential media and entertainment companies in the world, with brands such as Marvel, Pixar, Star Wars, and ESPN. The company has condemned Florida’s parental rights law, Georgia’s election-integrity law, and promoted its “not-at-all-secret-agenda” of “adding queerness” to its children’s programming. These stances have unsurprisingly drawn criticism and opposition from conservative politicians and customers. In Florida, state lawmakers also voted to remove Disney’s power over a district including Walt Disney World theme park, after the company publicly opposed a law that banned discussions of gender and sexuality in primary schools.

These examples show that corporate political activism on controversial issues can have negative consequences for the company’s reputation, sales, and relationships with customers, employees, and stakeholders. While some consumers may appreciate and reward the company’s values and actions, others may perceive them as inauthentic, self-serving, or offensive, and react with distrust, dissatisfaction, or boycotts. And as the below analysis shows, any potential upside to injecting the company into a divisive political controversy is greatly outweighed by the downside of alienating a large portion of a company’s stakeholders. Therefore, corporations need to carefully weigh the risks and rewards of taking stances on political and social issues and consider the potential impact on their core business and mission.

Financial Analysis of InBev, Target, Disney Cases

The three cases above can be shown to be not just matters of negative publicity or anecdotal loss of shareholder value, but also of genuine financial risk. Each company severely underperformed its peer group last year, showed elevated volatility (the classic risk metric), showed low risk-adjusted return, and showed significant loss in the rank of its estimated brand value.

Looking at performance, we see that last year each of the three companies most publicly associated with accusations of "going woke" was either worst or second worst in its class or performed at least one standard deviation beneath the mean return for its class.

By class we refer to the combination of industry (not sector) and cap size. By using industry, which has more categories than sector, we are more rigorously narrowing the size of the peers to which the company is compared. By accounting for cap size, we further add granularity to the analysis. The classification system we used contains 130 industries and since we also took the company size (using cap-weighting) into account, we bucketed by both industry and whether the company is large or SMID (meaning small of mid-sized - micro was not included). That created 260 peer groups to compare Disney, InBev and Target to. For example, Disney is Movies/Entertainment, Large. Target is Specialty Stores, Large. InBev is Beverages/Alcoholic, Large.

We analyzed five-year stock performance and one-year stock performance, looking at whether the company was worst or second worst in its peer group or at least one standard deviation below the mean for its peer group. Using these criteria, two of the three of the companies in question were flagged for underperformance. InBev, the owner of Bud Light, came extremely close to triggering our flag for falling a full standard deviation below its peer group, coming in at .95 rather than 1 standard deviation. (Data available in full paper published at Bowyerresearch.com). Source: Bowyer Research, Factset

The most common definition of risk according to modern portfolio theory is volatility.

Volatility is a statistical measure of the dispersion of returns for a given security or market index. It is calculated as the standard deviation of the returns over a given period of time. Volatility is often used as a measure of risk, as it indicates how much the price of a security is likely to fluctuate. A high volatility means that the price can change dramatically in a short time, which implies a higher degree of uncertainty and potential losses. A low volatility means that the price is more stable and predictable, which implies a lower degree of uncertainty and potential gains.

Analysis from Tim Schwarzenberger of Inspire Investments shows significant underperformance from the three companies in question against similar companies. In addition, it shows a general (though not universal) pattern of excess volatility. InBev might be a special case because it represents a wide range of products and only Bud Lite was the subject of consumer disfavor. (Data available in full paper published at Bowyerresearch.com.)

It is useful to meld return and volatility in a metric called the Sharpe Ratio. The Sharpe Ratio is a measure of risk-adjusted return that compares the excess return of an investment or a portfolio to its volatility. It is calculated by subtracting the risk-free rate of return from the expected return of the investment or portfolio and dividing the result by the standard deviation of the returns. The higher the Sharpe Ratio, the better the investment or portfolio performs relative to the amount of risk taken. The Sharpe Ratio can be used to evaluate different types of investments, such as stocks, bonds, funds, or strategies, and to compare them with each other or with a benchmark.

According to research from Inspire Investing, these three companies have significantly less attractive Sharpe Ratios than comparable members of the peer group. (Data available in full paper published at Bowyerresearch.com)

The three companies in question suffered significant erosion of brand value.

Brand Finance is a leading brand valuation consultancy that measures and manages the value and strength of brands. Brand Finance publishes over 100 reports every year, ranking the most valuable and strongest brands across all sectors and countries. The Brand Finance Global 500 is the annual ranking of the world’s top 500 most valuable and strongest global brands, based on criteria such as financial performance, brand strength, and consumer perception. Brand Finance also publishes rankings for specific sectors, such as retail, banking, technology, and sports, as well as regional and national rankings. Brand Finance’s reports provide insights into the trends, challenges, and opportunities for brands in different markets and regions, and help brand owners and managers to optimize their brand assets and strategies.

Disney dropped nine places from 23rd to 29th. Target dropped 7 places from 72nd to 65th rank, and Bud Light dropped a shocking 43 places. (Data available in full paper published at Bowyerresearch.com)

The loss of estimated brand value was quite substantial, with Target losing roughly 1.2 billion dollars in brand value and Disney losing roughly 2.8 billion dollars.

Source data: BrandFinance (brand-finance-global-500-2024-preview.pdf (brandirectory.com)). Analysis by Bowyer Research

Conclusion

While more analysis is needed, the data discussed above is prima facie evidence that the three companies in question at the very least raise legitimate financial concerns about corporate politicking on divisive social issues. This is particularly a concern in public facing, rather than business to business brands and especially in cases in which the customer base is drawn from middle America and the brand is not inherently edgy by nature. This paper is not sufficient to prove that in all similar cases similar brand destruction must inevitably occur, but in cases in which concerned shareholders are asking companies to assess the risk of divisive cultural statements, the evidence seems more than up to the task. The point of calls for such analysis is for companies to assess and report on possible risks. Surely these three cases establish that risk is sufficiently plausible for shareholders to ask companies to assess it rather than ignoring it or simple assuring shareholders that risk analyses have allegedly been performed, but not disclosed. After all, such assurances had already been given to shareholders in at least two of these instances before the missteps occurred that led to shareholder harm.